UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F        X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

FORM 45-501F1

Securities Act (Ontario)

Report under Subsection 72(3) of the Act or Subsection 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13, 2.14 or 2.16 of Rule 45-501)

1. Full name and address of the seller.

Peace Arch Entertainment Group Inc.

407-124 Merton Street

Toronto, Ontario

M4S 2Z2

2. Full name and address of the issuer of the securities traded.

Peace Arch Entertainment Group Inc.

407-124 Merton Street

Toronto, Ontario

M4S 2Z2

3. Description of the securities traded.

4,347,825 Preference Share Units of the Company for US $2,000,000 at a subscription price of US $0.46 per Unit, each Unit consisting of one convertible preference share and one preferred share purchase warrant. The Units will separate at Closing. Each preference share will carry a 10% cumulative annual dividend and will be convertible at any time into one common share of the Company on a one for one basis, subject to customary adjustments, for no additional consideration. Each warrant will be exercisable into one preference share of the Company at an exercise price of US$0.50 per share for a period of 48 months from Closing, which preference share will carry a 10% cumulative annual dividend and will be convertible at any time into one common share of the Company on a one for one basis, subject to customary adjustments, for no additional consideration.

4. Date of the trade(s).

July 29, 2005

5. Particulars of the trade(s).

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price per unit	Total Purchase Price (Canadian $)	Exemption Relied Upon
Drew Craig Toronto, Canada	1,847,826 Units	$0.46US	$ 1,053,260.82	Accredited Investor
Jeff Sagansky New York, New York	1,195,652 Units	$0.46US	$ 681,521.64	45-501(2.3)
Kerry McCluggage Pasadena, California	1,195,652 Units	$0.46US	$ 681,521,64	45-501(2.3)

Asset One Investments Inc. Toronto, Canada	108,695 Units	$0.46US	$ 61,956.15	Accredited Investor

6. The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

Yes

7. State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.

None

8. Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

Yes

9. state the name (or title) and the telephone number of the person who may be contacted with respect to any questions regarding the contents of this report.

Mara Di Pasquale, CFO, 416-487-0377 x 222

10. Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto this 8th day of August, 2005.

PEACE ARCH ENTERTAINMENT GROUP INC.

Per:

Mara Di Pasquale

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	August 8, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.